Mail Stop 3561

May 18, 2007

Via U.S. Mail & Facsimile (212) 818-8881
Mr. Peter Wang
President
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

>   **Re: Equicap, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed April 18, 2007**
>   **File No. 333-142204**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You refer repeatedly to resales. Please note that the Securities Act registers sales, not "resales," and revise accordingly.

2. Please define your terms the first time they are used, including:

    - Page 5: OEM
    - Page 17: "investors in the offering"
    - Page 19: "make good shares"

- Page 23: "anti-dilution protection"
- Page 23: "cashless-exercise provisions"
- Page 25: "Euro III and IV standards"

3. Please provide a basis for factual claims in the filing or indicate that they are based on your own research, including:

- Page 33: various claims regarding the Chinese domestic market, industrial equipment market, agricultural market, and light duty truck market.
- Page 34: claims regarding China's worldwide auto parts sales and expectations for the future.
- Page 38: claim that the percentage of forklifts in China that use electrical motors will increase from 10% to 20% over the next five to 10 years.

Generally about us, page 3

4. Please revise your summary to provide more information on your company, subsidiaries, and products, including that:

- Diesel engines account for more than 90% of your total revenues, as indicated on page 4.
- "The diesel engine products largely are sold within the domestic market of China and the auto parts products are sold mostly within the international market with the primary region being North America," as indicate on page 31.
- ZhongChai JV is your principal operating subsidiary and that you anticipate that China will continue to be your primary sales base in the near future, as you indicate on page 11.
- You intend to contribute $8 million to the joint venture in the near future, as you indicate on page 20.
- IBC "focuses particularly on starters and alternators, for sale primarily in the North American aftermarket and replacement sector," as indicate on page 34.
- Your largest market share is in forklifts, as indicate on page 37.

5. Please disclose your revenues and net income for the most recent audited period and interim stub to provide a financial snapshot of your company.

Risk Factors, page 3

General

6. Please consider a risk factor about the expected growth in the use of electrical motors for forklifts and other vehicles in China, as mentioned on page 38.

Conversion of Convertible Note of Equicap, page 18

7. Reference is made to the disclosure that the Company and Fountainhead Capital
    Partners Limited ("Fountainhead") entered into a convertible note on September
    30, 2006 and the outstanding principal and accrued interest of approximately
    $100,000 was converted into 702,132 shares (at a $.142/ share conversion price)
    upon the closing of the Share Exchange in March 2007. The conversion price for
    this loan represented a highly significant 90% discount to the $1.42 price per
    share received in the private placement offering for which the $12 million
    offering was a condition to the Share Exchange, as disclosed in a separate section
    on this same page. Furthermore, we note that Fountainhead is an affiliated
    company who provides financial advisor services for the company.

    In addition, your September 30, 2006 Form 10-QSB that initially disclosed the
    convertible note transaction (note 4) with its related exhibit (4.1) for the Loan
    Agreement and Convertible Promissory note (the "agreement") provided that this
    debt contained an interest rate of 3% per annum and the number of shares upon
    conversion as determined by the Board of Directors will be based on the fair
    market value of the Company at the time of such conversion (see Section 6 in the
    Agreement). In this regard, the conversion price did not reflect the market value
    of the common stock at the time of conversion upon the closing of the Share
    Exchange and the private placement where cash proceeds of $1.42/share were
    received in the offering. Also, the interest rate on this note appeared below
    market interest rates. As such, it appears your financial statements should reflect
    a charge to operations for the cost of converting this debt at a 90% discount to the
    cash offering (market) price received in the private placement. It appears the
    expense may approximate $900,000 representing the number of shares (702,132)
    multiplied by the difference between the market price ($1.42/share) and the
    conversion price ($.142). Please advise and revise your financial statements, as
    applicable. In addition, your updated March 31, 2007 financial statements should
    be amended to provide a footnote completely and clearly disclosing the
    conversion of the notes and the accounting treatment thereof. Please revise
    accordingly.

Private Placement Offering, page 18

8. You indicate in the first paragraph on page 20 that Equicap, through Usunco, will
    contribute $8 million to its PRC joint venture within a month of closing. Please
    indicate what closing you are referring to. In addition, you indicate on page 18
    that Equicap received net proceeds of approximately $10,400,000 in the private
    placement offering. Please indicate how the $2,400,000 not contributed to your
    PRC joint venture will be used.

Make Good Escrow Agreement, pages 20 and 45

9. Reference is made to the escrow agreement whereby the investors in the $12 million private placement offering consummated in March 2007 will receive additional shares put in escrow by former shareholders (officers and directors) of Usunco (predecessor operating company) if the operating results of Equicap do not meet certain specified operating performance measures in each of the next two fiscal years ending June 30, 2007 and 2008. Furthermore, you state that any shares received by the investors will be distributed at no additional consideration. We also concur with the company's statement that the release of shares to the investors at no additional consideration will result in a charge or expense to the financial statements. However, we do not believe that a reduction of revenues will be appropriate as the arrangement does not involve any revenue generating activities. With respect to the accounting treatment on recognition of an expense in the financial statements upon the release of any escrow shares to the investors, it appears the analogous guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79) is appropriate as the principal shareholders are in effect paying an expense or liability on behalf of the company. In this regard, the recognition of an expense upon the release of shares to the investors will be reflected at the market value of the common stock at the date the shares are released from escrow.

In addition, it appears that the consolidated financial statements should also recognize the return of any escrow shares not distributed to the investors but returned to the former shareholders of Usunco who placed them in escrow. In this regard, it appears the former shareholders who placed them in escrow will be returned their shares if the company meets the specified operating based performance measures outlined in the escrow arrangement. As such, we believe that this escrow arrangement to the former shareholders of Usunco who placed them in escrow that involves the release of shares based on performance-based criteria is tantamount to a reverse stock split when shares are placed in escrow followed by the grant of restricted stock awards under a performance-based plan upon the achievement of the milestones in the escrow agreement. Therefore, please recognize a charge to operations upon the release of any shares from escrow to the former shareholder group based on the fair market value of the shares at the date they are released from escrow.

In summary, it appears the consolidated financial statements should recognize the effect for all shares released to either the investors or the former shareholder group. It appears that no recognition in the consolidated financial statements will occur only if the shares are forfeited or cancelled and not released to either the investors or former shareholder group

In the amended March 31, 2007 interim financial statements, please provide note disclosure completely and clearly describing the escrow agreement. The disclosure should also detail the accounting treatment and the potential impact on the consolidated financial statements for this arrangement. Please revise accordingly.

Copies of Agreements, page 22

10. Since you are not able to incorporate by reference into an SB-2, revise this section to clarify that the material terms of the agreements you reference are set forth in this prospectus and ensure that they are.

Market Data, page 23

11. Please provide quarterly high and low bid information as required by Item 201(a)(ii) of Regulation S-B.

Plan of Operations, page 24

12. Revise the first paragraph to clarify that this document is a prospectus, not a Current Report on Form 8-K.

Business, page 29

General

13. You are encouraged to provide your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

Customers, page 34

14. Please reconcile the statement that sales are "based on purchase orders and non-binding forecasts" with your revenue recognition policy.

Sales And Marketing, page 35

15. Please provide the basis for your claim that your sales and marketing methods and systems "are advanced relative to current market standards and practices in China."

Research And Development, page 36

16. Please estimate the amount spent on research and development in the last two years. Refer to Item 101(a)(10) of Regulation S-B.

Facilities, page 39

17. Please further describe the product development center you intend to open in China, including how it will help introduce "new products and technologies related to auto parts and diesel engines from the United States to China" and what steps you have already taken to achieve your goal of opening it in 2007.

Management, page 39

18. Briefly describe the business experience, including employers and job titles held, for the last five years for Messrs. Wang, Ming He, and Widmann. In addition, provide the age of Mr. Widmann. Refer to Item 401(a) of Regulation S-B.

Director Compensation, page 42

19. We note that you intend to compensate each outside director with 50,000 shares of the company's common stock or options to purchase 50,000 shares of the company's common stock. Please indicate if you intend to compensate them in this way annually or otherwise.

Selling Shareholders, page 48

20. Please revise to indicate how each of the selling stockholders obtained their shares. Additionally, it does not appear that any of the selling stockholders other than vFinance Investments, Inc. are registered broker-dealers. Please confirm. Finally, please tell us whether any of the selling stockholders other than John Lemak, Gordon Roth, Leonard Sokolow, Carmelo Triccoli, Jonathan Rich, and Sean Martin are affiliates of broker-dealers.

Annual (Fiscal Year) Audited Consolidated Financial Statements, pages F-2 to F-11

21. Upon filing your March 31, 2007 Form 10-QSB on May 14, 2007, we note that the consolidated financial statements now reflect the "Share Exchange" transaction consummated in March 2007 between Equicap and Usunco with the accounting treatment as described in note 1 to those interim consolidated financial statements. In the audited consolidated financial statements presently included in the filing for "Usunco Automotive Limited and Subsidiary," please also include a subsequent event note describing the Share Exchange with Usunco and the accounting treatment thereof, as the historical statements will be restated to reflect this share exchange transaction treated as a recapitalization. In this regard, please also change the name on all pages in the consolidated financial statements to "Equicap, Inc. (formerly Usunco Automotive Limited and Subsidiary)" with a similar revision made in the auditor's report.

Furthermore, please also revise the annual consolidated statements of income to provide earnings (loss) per share information based on the equivalent number of Equicap shares received in the recapitalization with the number of weighted average shares of common stock for each period with a note describing the per share computation thereof. Please also include an audited consolidated statement of changes in stockholders' equity reflecting the recapitalization of Usunco into Equicap for the two years ended June 30, 2006 in accordance with the guidance in Item 310(a) of Regulation S-B.

Lastly, please also revise the auditor's report to be dual-dated for the "Share Exchange" subsequent event and all the additional footnotes impacting the restated consolidated financial statements reflecting this transaction as a recapitalization. Refer to the guidance in Sections 530.05-.06 and 711.12 of the Codification of Statements of Auditing Standards. In addition, please revise the auditor's report to opine on the audited consolidated statement of changes in stockholders' equity to be included in the amended Form SB-2. Please revise, accordingly.

Note 1 – Organization and Description of Business, page F-6

22. We note that you have presented financial statements and a plan of operation pursuant to a development stage company. Paragraph 6 of SFAS 7 provides guidelines for identifying a development stage enterprise. It does not appear that you meet these guidelines as you are not devoting substantially all of your efforts to establishing a new business and your planned principal operations have commenced and have generated significant revenue. Please revise your financial statements and your reference to being a development stage company on page 24 accordingly and include a discussion on your results of operations for fiscal 2006 in MD&A.

23. For clarity to readers of the consolidated financial statements, please expand the 2nd paragraph in Note 1 to state that iBC Automotive Products, Inc. ("iBC") is considered a "predecessor" business to Usunco as its operations constituted the business activities of Usunco formed to consummate the acquisition of iBC. In addition, please clarify that the consolidated financial statements reflect all predecessor statements of income and cash flow activities from the inception of iBC in May 2004.

Segments

24. We note that you have two main product lines. Please tell us what consideration has been given to reporting the diesel engine products and auto parts products each as separate reporting segments in accordance with SFAS 131.

25. Please separately disclose in the notes to your financial statements the revenue attributable to the sale of diesel engine products and auto parts in accordance with paragraph 37 of SFAS 131.

Note 2: Summary of Significant Accounting Policies, page F-6

Accounts Receivable

26. We note per your risk factor on page 5 that if your customers do not incorporate your products into their products and sell them in a timely fashion, they may not pay in a timely fashion. In light of this factor as well as the customary long payment terms granted to most of your China based customers, you should disclose your accounting policy for establishing reserves for bad debts.

27. Also in light of the above, please tell us and disclose whether a right of return exists for customers that do not sell their products in a timely fashion. If the right has been granted, tell us how you have met all of the conditions in paragraph 6 of SFAS 48 to recognize revenue.

Inventory

28. Please revise your accounting policy for inventory to comply with Chapter 4 of ARB 43 on inventory pricing. Inventory should be recorded at the lower of cost or market. If the weighted average cost is higher than market as described in paragraph 9 of this chapter, inventory should be recorded at this value.

Revenue Recognition

29. Please describe your revenue recognition process to us from the time an order is placed with your supplier, to the point in which the customer makes payment. Include the factors that must take place for revenue to be recognized. Also describe how you define "point of sale," or when the risk of loss is transferred to the customer. Tell us whether you take physical ownership of the products prior to distribution to your customers. Lastly, expand your revenue recognition policy to more clearly describe your policy.

Product Warranty

30. We note per page 34 that you generally provide a one-year limited warranty to your customers. Please disclose your policy for accounting for these costs and tell us whether any reserves have been established for products that have been sold. Also, describe how you estimate these costs in your critical accounting policies.

Note 4: Rental Expense, page F-11

31. Please revise your historical financial statements to reflect all costs of doing business, including those costs contributed by your officers, directors, and any other shareholders. In this regard, we note that rental expense was not recorded for the period ended June 30, 2006, although an office site was maintained. Rental expense should be recorded in accordance with the guidance in Staff Accounting Bulletin Topic 1.B.1 as well as Topic 5.T (SAB 79), accordingly.

Note 5 – Risk Factors, page F-11

32. Please expand the 1st and 2nd paragraphs to disclose the specific amount (%) of purchases and revenues for each of the major vendors and customers, respectively. You should also provide this information separately for each of the fiscal years. Refer to the guidance in paragraph 39 of SFAS No. 131 and SOP 94-6. Please revise accordingly.

Age of Financial Statements

33. Update the financial statements, as necessary, to comply with Rule 3-10 of Regulation S-B at the effective date of the registration statement.

Item 26. Recent Sales of Unregistered Securities, Page II-1

34. Please provide information on all securities that Equicap has sold within the past three years without registering the securities under the Securities Act. For example, you have not listed here the share exchange, the common shares and agent warrants paid to vFinance, the conversion of convertible note by Fountainhead Capital Partners Limited, and the private placement offering, each of which is described on pages 17 to 19. Include for each transaction the section of the Securities Act or the rule of the Commission under which you claim exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-B.

Exhibit 23.1, Consent Patrizio & Zhao, LLC

35. Please include a currently dated consent in the registration statement prior to requesting effectiveness.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 818-8881
        Andrew Hudders, Esq.
        Graubard Miller